Filed by LIN Media LLC

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the  Securities Exchange Act of 1934

Subject Company: LIN Media LLC

Commission File No.: 001-36032

Date: April 29, 2014

The following is a transcript of a conference call held on April 28, 2014 relating to LIN Media LLC’s First Quarter 2014 Earnings.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT LIN - Q1 2014 LIN Media LLC Earnings Conference Call EVENT DATE/TIME: APRIL 28, 2014 / 8:00PM GMT OVERVIEW: LIN reported 1Q14 net revenues of $166.2m. Expects 2Q14 net revenue growth vs. 2Q13 to be 13-16%. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Denise Parent LIN Media LLC - SVP, Chief Legal Officer Vince Sadusky LIN Media LLC - President, CEO Rich Schmaeling LIN Media LLC - SVP, CFO C O N F E R E N C E C A L L P A R T I C I P A N T S James Dix Wedbush Securities - Analyst Barry Lucas Gabelli & Co. - Analyst Aaron Watts Deutsche Bank - Analyst Tracy Young Evercore Partners - Analyst Jon Evans JWest LLC - Analyst P R E S E N T A T I O N Operator Good afternoon, ladies and gentlemen, and welcome to the LIN Media LLC's earnings call for the first quarter ending March 31, 2014. Today's call is being recorded. Now the company will read a brief legal statement. Denise Parent - LIN Media LLC - SVP, Chief Legal Officer This conference call may include forward-looking statements that involve risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include but are not limited to those described in the company's press release and filings made with the SEC, all of which are available in the Investor Relations section on the company's website at LINMedia.com and on the SEC's website at SEC.gov. Many of these factors are beyond the company's control and the company undertakes no obligation to publicly update or revise any forward-looking statements unless required by applicable law. Shareholders are urged to read the joint proxy statement prospectus and other filings regarding the proposed merger with Media General when they become available because they will contain important information about the transaction. I will now turn the call over to the company's President and CEO, Vince Sadusky. Vince Sadusky - LIN Media LLC - President, CEO Thank you Denise. Good afternoon and welcome to LIN Media's first-quarter earnings call. I will begin with an overview of our results and achievements. Then Rich Schmaeling, our Chief Financial Officer, will discuss financial results and guidance. At the end of our call, we will take your questions. We are off to a strong start this year with net revenues increasing 18% to $166.2 million compared to $141 million in the first quarter of 2013. If you exclude the three digital companies we acquired in the last 12 months, net revenues increased 8% over the prior year. Our results reflect higher television advertising sales, including a 4% increase in automotive spending, and the popularity of must-see live sporting events such as the Winter Olympics and the Super Bowl generated even greater advertising demand on our highly rated stations. Our industry-leading digital media business was another key driver of performance during the first quarter. Over the years, we have evaluated and invested in some great companies that add scale and depth to our portfolio. In February, we expanded our portfolio with Federated Media, the largest digital acquisition in company history. In addition to driving numerous synergies within our ecosystem, Federated Media's premier network 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

of influential publishers that produce original content on a daily basis significantly enhances the content marketing and native advertising solutions we provide clients nationwide. The response from agencies and brands has been just terrific. They know LIN brings expertise, relationships, and resources to the table and as a result, they can benefit from deeper engagement, more robust native advertising solutions, and premium video and social platform offerings such as LIN Digital's new Video Insights Platform. Launched in the first quarter, VIP is a comprehensive analytical tool that enables agencies to measure and evaluate their campaign's true performance. This is just one example of how our new product innovation and best-in-class digital marketing solutions helped us earn the Number 13 comScore rated video network of premium publishers and remain at the forefront of the rapidly evolving digital industry. Closing the gap between our highly rated content and the fees we receive remains a top priority. During the first quarter, we renewed agreements with Cox Communications and other pay-TV providers that account for 10% of the subscribers in our markets. Over the next two years, we will negotiate renewals that represent more than 75% of the subscribers in our markets. This is an important revenue stream that allows us to reinvest in our broadcasting operations in order to benefit viewers and advertisers. We continue to make great progress integrating our largest television station acquisition by making important investments in our people, processes, and technologies. Our ability to improve these stations speaks volumes about our qualified management team and talented, hard-working employees. To illustrate, KOIN TV, our CBS affiliate in Portland, achieved share growth during the last two Nielsen ratings periods in both the five 5 to 7 AM broadcast morning news and the 5 to 7 PM early evening news despite being up against the Olympics and having a brand-new team of anchors. We expect to realize even more upside throughout the year as we launch new brands, graphics, set designs, and multi-screen products and advertising solutions. We are also making important investments in our local news and lifestyle programs. In fact, we are producing more local news than ever before. Content is king and we are committed to providing the best and most relevant local content to viewers on multiple screens. For example, WLUK TV, our Fox affiliate in Green Bay, airs Good Day Wisconsin on weekdays from 7 to 9 AM, which is then streamed online. This morning news program delivers the kind of hometown reporting that viewers want along with extensive local weather and traffic updates. As a result, to a Nielsen's February 2014 ratings book, Good Day Wisconsin was the most viewed morning show, outperforming all three network morning news programs. Our localism strategy contributes to our television website and mobile screens consistently ranking at the top of their local markets, and superior local coverage has earned our stations some of the industry's top awards. I'd like to commend KXAN TV, our NBC affiliate in Austin, for winning a regional Edward R. Murrow award in the continuing coverage category. This award is just one of the many our stations received, which exemplifies our commitment to delivering the highest quality journalism in the communities we serve. Turning to our most recent strategic development, on March 21, we announced the merger agreement with Media General. Over the years, we evaluated numerous opportunities and we believe we found a terrific partner in Media General. We are eager to leverage our combined scale and resources to better compete for high-quality content, viewers and advertisers, and capitalize on the expanded footprint to grow our digital business. We look forward to working with Media General's leadership to complete the transaction. Looking ahead, April's TV ad revenue is currently pacing up 3% and digital is up 16%. Revenue pacing has been building throughout the month as advertisers are placing buys with less lead time. Local is strong but national is still lagging, although we think this will improve marginally. Healthcare related issue advertising is currently providing a nice boost and we are looking forward to several primary elections taking place in our markets during the second quarter. Political has been behind expectations so far this year, but is still projected to be strong with momentum picking up as the year progresses. We believe our great group of assets and strategy positions us well to maximize all of these revenue opportunities. And with that, I'll turn it over to Rich, who will discuss our financial performance. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

Rich Schmaeling - LIN Media LLC - SVP, CFO Thanks, Vince, and good afternoon everyone. For the first quarter, our net revenues came in at $166.2 million, up 18% compared to $141 million during the same quarter last year and were at the high end of our guidance range. On a same business basis, excluding the digital acquisitions that were completed in the last 12 months, net revenues increased $11.9 million, or 8%, largely as a result of growth in local and national core time sales, political revenues, retransmission consent fees, and digital revenues. Overall, broadcast revenues increased $9.8 million, or 7%, to $141.7 million. This increase was driven by local revenues which include local time sales, station websites, and retransmission consent fees, which increased $8.7 million, or 9%, to $108.1 million compared to the same quarter in the prior year. Core local and national time sales were up 2% year-over-year. Automotive advertising, our largest category, increased 4% in the first quarter compared to the prior year and represented 25% of local and national advertising sales. Drilling down further, domestic was up 5%, foreign was up 3%, and local dealer advertising increased by 3%. Seven out of our top 10 categories were up for the quarter compared to the prior year, including financial services, media, medical, and education. The categories that declined for the quarter were retail, restaurant, and paid programming. Digital revenues increased $15.5 million, or 171%, to $24.5 million. Excluding our recent digital acquisitions, digital revenues were up $2.1 million, or 23%. Our total operating expenses for the quarter, excluding corporate expense, stock-based compensation, and D&A, increased $21.6 million, or 22%, to $120.7 million. $14 million of this increase is attributable to our recent digital acquisitions and the remainder was largely driven by an increase in programming fees paid to networks and cost of sales tied to digital revenue growth. BCF for the quarter was up $3.6 million, or 9%, to $45.5 million, compared to $41.9 million in the prior year. Corporate expenses, excluding stock-based compensation and nonrecurring transaction related expenses, were $6.2 million, up 8% compared to $5.7 million in the prior year due largely to increased professional fees. Adjusted EBITDA increased $3.2 million, or 9%, to $39.3 million compared to $36.1 million in the prior year. And free cash flow was $15.9 million, up 23% compared to $12.9 million in the prior year. Now turning to LIN's debt and key credit metrics, at March 31, 2014, we had unrestricted cash on hand of $20.9 million, and $60 million available under our revolving credit facility. Our net debt was $929.6 million, down $2.6 million from the end of last year. Our consolidated leverage at March 31 as defined under our senior credit facility was 5 times compared to 5.2 times at the end of 2013 and our covenant of 7 times. Our consolidated senior secured leverage ratio was 2.4 times compared to our covenant of 3.75 times. Looking at the outlook for the second quarter, we expect that net revenues will be up 13% to 16% compared to net revenues of $164.3 million in the second quarter of 2013, primarily as a result of growth in local, political, and digital revenues. For expenses, we expect that direct operating and SG&A will increase in the range of 18% to 20% compared to expenses of $103.7 million in the second quarter of 2013 driven largely by the operating expenses of acquired digital companies, increased cost of sales tied to digital revenue growth, and an increase in programming fees paid to networks. On a same-business basis, we expect that net revenues will be up 9% to 11% and that our total operating expenses will increase about 9% compared to the prior year primarily as a result of an increase in variable selling expenses, including digital cost of sales and network programming fees. If you exclude those expenses, our total operating expenses are expected to be up about 3%. I'll now hand it back to the operator for questions. Operator? 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). James Dix, Wedbush Securities. James Dix - Wedbush Securities - Analyst A couple of things. I guess, Vince, the past months have seen a number of legal developments for the industry, so I wanted to ask about two in particular. Now that you've seen kind of the full rules related to the JSAs which the FCC put out, is it your sense that a broadcaster that has a JSA that would be attributable have the option to just reduce the amount of time covered under that JSA to being under 15% or so of the time and therefore bring it into compliance? I was just curious about your view on that, and then I'll just follow-up after that. I'll just let you take that one first. Vince Sadusky - LIN Media LLC - President, CEO Yes, sure thing, James. So the rules came out as we had thought that they would. Mind you, this hasn't been finalized yet but assuming that it continues on and gets codified in this way, from what we understand, there will be two years to unwind these JSAs and come into compliance with the 15% rule. And I think different entities will have their own kind of strategy for dealing with that particular issue. We've got a number of JSAs, and we will need to address these issues perhaps sooner than some others in contemplation of the combination with Media General. James Dix - Wedbush Securities - Analyst Okay, great. And then regarding Aereo, in the arguments last week, you know, the justices raised, or at least in one set of questioning, raised the issue of services like NimbleTV and simple.tv and other services which to some extent might do somewhat what Aereo does but just using different technology. More broadly, do you think the broadcasters need a plan for dealing with services that might make more use of cloud technologies to provide services similar -- that are similar to Aereo as opposed to just thinking about Aereo and how that particular case comes out in order to fully capture the value of the broadcast programming that you're providing? And if so, what do you think the features of that plan should include? Vince Sadusky - LIN Media LLC - President, CEO Yes. It's a great question because technology really does get confusing, especially now with the ability to deliver video in pretty good quality over IP. If it gets very, very confusing. From our perspective, we just try to simplify it. The best programming out there in terms of the highest number of people watching most consistently throughout the day is on network affiliates, that combination of really highly viewed talk shows, local news, NBA basketball, NFL football, primetime scripted programs. It's just a wonderful wheel of programming that to this day gets multiples of anything else out there in terms of consumption. And there is a significant cost associated with that programming, both on the production side with sports leagues, local news, all of that has a real cost to it and it's significant. And so for folks to kind of bundle and profit from that, whether it's IP delivery, whether it's delivered via satellite, whether it's delivered over coaxial cable or a fiber line, however they are going to deliver that, the reality is they are charging a consumer for that service. And we know that this video service that we provide, this wheel of programming, is the most valued in that value chain as evidenced time and time again. How else could you explain having one channel have the potential impact of a small player like ourselves come to terms with some of the largest pay-TV providers in the industry? So to me, it's pretty simplistic. I think the encouragement of competition is something that we are excited about. The more pay-TV competitors in the marketplace, the better. I think that's a wonderful thing, and I think they all absolutely need to be customers of ours if they're going to provide a really robust service and a fulsome product offering to their customers. The moment they don't want to pay and they're going to kind of use 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

technology as the excuse is the moment that I think our sales and the rest of the industry has really come down pretty heavily against because that's not really a fair business. With regard to what could we do beyond this, this core business that we think is pretty strong, I think your question is a very good question. Should we be in the IP business? We have a bunch of smart folks in the industry. We are participating as well thinking about potential for a new standard. I think it's more not so much along the line of IP delivery. Maybe that's in combination with somebody else, some other smart company putting together a service offering. But I think we offer up something that is a terrific and a very efficient one-way delivery of high-speed video from our distribution system. And I think this standard and I'm really excited about the potential for a new standard to be developed that could allow for us to be a big part of the video offloading and could really I think reduce potential capital costs of LTE and some of the other video compression technologies that are being developed by telcos in particular to be able to deliver up video. Because the video they want to see is our video and the ability to deliver one to many is something that our infrastructure to this day does really, really efficiently. So I think, for the short term, we love competition. Whoever wants to call their pay-TV service whenever they want to call it, that's awesome for us. We like where we fit in and we like the demand on our product. And as far as the longer term, I actually think the industry could certainly benefit from some of the current thought leadership and evolve into an incremental business. James Dix - Wedbush Securities - Analyst Great. And then just one follow-up just dealing with I guess the ad or the technology side of the business. You mentioned in your release that, of your web ad impressions, roughly 45% -- of your page views, roughly 45% are coming from mobile. I was wondering if the share of web ad impressions that your delivering that's coming from mobile is similar to that or whether it's much less just due to the different form factor. And just generally how well are you monetizing mobile as opposed to the rest of your web properties? Thanks. Vince Sadusky - LIN Media LLC - President, CEO Yes, so the web access through mobile is much lower, and so by design, we spent a fair amount of time and effort in developing these products that are distinctive and are very, very responsive to the major platforms really being iOS and Android. And we're finding people that are accessing information on kind of a more direct basis and primarily through our apps, which have had tremendous uptick. You know, to be honest, that business is still building. We recognize clearly it didn't take much foresight to recognize that mobile is an area that we've been very involved in. We were, frankly, frustrated by the values of mobile companies. We would've liked to have gotten in the game faster. But we've built it organically and we've got what we think is a heck of a product that the intention is to mirror what LIN Digital has done where it really started off as kind of a focus on our proprietary content, exploiting it out on the websites. So we've done that I think really effectively through mobile devices and through our mobile platforms for our news, information, weather sites, sports, locally. And then the second piece of it is how do you get kind of a national footprint like we've done ,like we've successfully done on LIN Digital? And that's the piece that we don't want to oversell that on the mobile side, but we've made very, very good progress and as the numbers start to build, we'll have more to talk about in the future. James Dix - Wedbush Securities - Analyst Great, thanks very much. Operator Barry Lucas, Gabelli & Company. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

Barry Lucas - Gabelli & Co. - Analyst A couple of quickies if you can. You may not be able to. Just looking at the footprint and the weather related issues, is there any way to size what the lost business might have been in that first quarter? So despite putting up some pretty impressive numbers, what might it have been absent the weather issues? Vince Sadusky - LIN Media LLC - President, CEO Yes, it's a great question. It's so hard to tell. Each quarter we try to figure out the anomalies of the business, the Super Bowl on our Fox stations this year, how much of that was incremental versus our competitors having that opportunity in the markets where we don't have Fox stations. You know you had the Olympics, which was a terrific event for our NBC stations. It was not a good event in prime time for our non-NBC stations. So the weather was clearly an impact. It really is very, very difficult to tell. We just really root for good economic indicators coming out of our marketplaces because we've just seen over time that as housing starts are up, unemployment goes down, more cars get sold. Consumer spending is healthy and ticking in a positive direction. All of these things are the things that directly impact advertising on television, as we are really effective at selling everything from cars to hamburgers, again really consumer goods. We are a direct reflection of how business is feeling in our markets. Barry Lucas - Gabelli & Co. - Analyst Okay, so put another way then, we certainly saw some deferrals of car sales. Can you track what your auto advertising did with regard to the improvement in the weather? I guess what I'm really asking is how do you feel about that important category going forward? Vince Sadusky - LIN Media LLC - President, CEO Yes. So I think, on the auto side, I think we were up about 4% or so in the first quarter, which I think was pretty good considering those weather related events. (technical difficulty) was to be pretty strong for the rest of the year. So we are hopeful the auto business continues to be a strong category and paces like it did in the first quarter despite weather. Barry Lucas - Gabelli & Co. - Analyst Let me try one more on a related category and that's political. It sounded like you're a little bit disappointed to the start of the year. Any particular reason, and what would play into your confidence that we're going to have a really robust political season in 2014 for a non-presidential year? Vince Sadusky - LIN Media LLC - President, CEO Yes, so again, political is another one of those ones that is just so hard for us to budget and really tough to forecast. On the negative side is I think the parties have been pretty successful in avoiding these primary battles so far, whereas we saw a lot of that in the last non-presidential year. So, that's why we say we are little disappointed. Now, when we say we are little disappointed, we all know the back half of the year is the driver, even in a great political year. On the positive side, Virginia, Ohio, Georgia -- we are in places that we anticipate seeing some really heated battles for gubernatorial seats and for Senate seats. We saw the super PACs had a pretty big impact on the federal election in 2012, and we think this is the first kind of non-presidential election cycle where we expect to see the full impact of the Citizens United case. So, we think there's a fair amount of money, from what we can tell, from following it pretty closely with our rep firm and our political consultants. The fundraising is ahead of 2010. So I think the right states, every -- all the conversation points, the heated battles, fundraising seems to be on 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

target ahead of 2010 and just money a little slow to spend I think as some of the primary battles that we saw back in the last non-presidential cycle didn't really materialize to that magnitude. Barry Lucas - Gabelli & Co. - Analyst Okay, great. Thanks very much Vince. Operator Aaron Watts, Deutsche Bank. Aaron Watts - Deutsche Bank - Analyst So just one question for me. A few weeks ago, the Journal ran a story talking about how small businesses are kind of aggravated by some efforts they'd had to put ads on the web and get their presence online more. And you know, a couple of companies dominate that space. And again, this story was about the dissatisfaction of these small-midsize businesses with those guys. It kind of made me think whether that's an opportunity for you guys. I know you've been very focused on expanding your digital platform. Vince, I don't know if you saw that story, but maybe can you just talk about that optically, and is that an opportunity for you to kind of crack into that and provide those types of services for the SMEs? Vince Sadusky - LIN Media LLC - President, CEO Yes, it's a good question. I'm sure that's a pretty good business for somebody and maybe for a station in smaller markets that are really kind of tapped out I think revenue opportunities where there's just not enough advertising to really incrementally significantly increase the amount of ad dollars to TV stations. Maybe that's something that would work. But for us, that's just kind of a -- it's a different advertising bucket. You know, we've experimented with all that stuff and early days we tried to help folks with websites and be more effective but what we have learned is in these mid-size markets our sweet spot is around providing marketing services both on air and digitally to companies that are of a decent size and scale. That is where a campaign can be really effective and that is where we can make the greatest amount of impact and that is what we are really geared up to do. Some of this stuff is, again I am sure it is a fine business for someone, but the challenge is event with the Internet even though it is arguably cost effective, you just don't have enough dollars to spend. It is just really hard from the local business perspective to determine whether or not a campaign is successful and from the provider's perspective ever achieve enough scale with these individual advertisers that it's really a business that you can get excited about. Aaron Watts - Deutsche Bank - Analyst Okay. No, that makes sense. And then on Federated, and I guess more holistically with the rest of your digital platform, in terms of attraction you're getting with clients, expand your wallet with those existing clients, finding new clients, can you maybe just talk to your experience over the last few months with that? Vince Sadusky - LIN Media LLC - President, CEO Yes. So Federated is so exciting for us because it's content and it's content basically with a purpose. And the purpose is to provide native advertising that advertisers are just so excited about right now. It's a way to get your messaging across that's nontraditional in nature, arguably very, very credible and advertisers just really can't get enough of that. And, there's, just like anything else in kind of the marketing world, there is a real art to that. There is an experience level. There is filtering through folks that are really good at creating this content, and there's folks that don't do such a great job. And Federated, really being pioneers in this area, has learned so much, and fortunately for us a lot of that learning came on their selling 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

shareholders pocketbook. So we get a company that we think has terrific ROI potential because of the expertise they've built up in this content area. On the LIN Digital side, our team has done a wonderful job of carving a niche and building credibility in the area of putting together campaigns. This is an added I think skill set that other people who compete with us don't necessarily have with this ability to provide native advertising in an environment that's with a company that was really kind of pioneers in this particular area. So, the feedback has been really great. The feedback comes some to me, some to Robb, but really a lot to our digital sales team and our sales management. And they've received kind of an overwhelming positive response. And we were really, really surprised that really within the first few weeks of the acquisition we had some really nice wins that that advertisers really supported and wanted to include Federated Media as part of their campaigns. Aaron Watts - Deutsche Bank - Analyst Alright, great. Thanks a lot. Operator (Operator Instructions). Tracy Young, Evercore. Tracy Young - Evercore Partners - Analyst A question on cash program payments. They seem to be trending lower than last year. Is that a timing thing, or are they going to be trending lower for the year? Thanks. Rich Schmaeling - LIN Media LLC - SVP, CFO Yes, so program payments are trending a little bit lower because we're burning off some pretty extensive programming that, you know, as you replace that programming and get new programming for little bit less. Tracy Young - Evercore Partners - Analyst Okay. And then on the digital side, can you give us a little more color as to what the expenses are? Is it primarily that you're hiring people and so there's a ramp up near-term on that? Rich Schmaeling - LIN Media LLC - SVP, CFO No, if you look at the breakdown of our expenses, so I think you've got that two-thirds of the expense growth is really tied to our digital acquisition that's in the quarter, and the key driver across our digital portfolio of expense growth is variable selling expenses tied to revenue, so cost of sales, commissions. We are, in many instances, selling the inventory of other publishers and that's a significant cost that's tied to revenue, and that's a big driver that I think is probably pretty different than most of our peers. So, I do think that it's important for people to appreciate that. Tracy Young - Evercore Partners - Analyst Okay. And lastly, in terms of the Media General merger, what should we be looking for as the next piece of information that's out in terms of a proxy or something mid-May? 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

Rich Schmaeling - LIN Media LLC - SVP, CFO That's right. I think, in a couple weeks' time, we'll file the S-4. So yes. Tracy Young - Evercore Partners - Analyst Okay. Thank you very much. Operator Jon Evans, JWest LLC. Jon Evans - JWest LLC - Analyst Can you talk a little bit about I guess the slow start to national advertising and kind of your thoughts of that? Do you think it gets stronger as the year progresses, etc.? And then the other question is can you just remind us kind of where you are in your retrans from -- do you have any deals in the back half for repricing? Vince Sadusky - LIN Media LLC - President, CEO Yes, so on the national side, we are really not sure. The ads are getting place really close to airtime, closer than ever before. So that's one of the great opportunities of television is advertisers kind of moderate their spend on the national spot side. And national spot has a tendency to follow the robustness, or lack thereof, of network spending, both on broadcast network and national cable. So, as that inventory and scatter prices kind of go up and down, that has a lot to do with the impact on national spot pricing. And so it's a good advertising vehicle. It's just become more and more difficult for us to really use pacing data and project out into the future how well it will do. We talked about the auto business. When we get into some of the other categories, we've seen kind of a mix net-net categories, all the other categories down, auto were up for the first quarter. And ad mix is kind of mixed between national and local with local clearly being stronger of the two. So really tough for us to get our arms around national because we're not seeing any one particular category up or down or one particular area up or down. It's kind of been scattered across the board, and I think one of the things we do -- what we do and we'll continue to do is pay close attention to the network scatter market. And that, as I say, typically has an impact on -- is as good an indicator on national spot as anything. Oh, I'm sorry. Your second question on retrans, we mentioned that I think roughly 10% or so of our deals we've negotiated this year and then between this year and next year, we've got a lot of deals coming up. We said somewhere in I believe in the 75% of our subscribers are up in the next couple of years. So, we've got kind of an ongoing opportunity to continue to be able to negotiate the next retransmission fee agreements. Jon Evans - JWest LLC - Analyst Can you -- or I guess in the filing that you have with the merger, will you give us any more preciseness of kind of -- I'm sure, for competitive reasons, you don't want to give who they are with and all those kind of things. But will you give us any more information of when kind of the timing is as opposed to just the next two years? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

Rich Schmaeling - LIN Media LLC - SVP, CFO Jon, there's no further detail about the timing of individual agreements. Hopefully, disclosing that 75% of our subs will be renewed over the next two years is pretty helpful because what we're trying to say is that the vast majority of our subs will get repriced at prevailing market rates, and that will be the key driver of continued retransmission consent fee revenue growth. Jon Evans - JWest LLC - Analyst Right, right. And just can I follow-up on that? When you mean two years, you mean ending 2015? Is that correct? Rich Schmaeling - LIN Media LLC - SVP, CFO That's right. Between 2014 and 2015, we said that over 75% of our subs are up for renewal. And so --. Jon Evans - JWest LLC - Analyst Okay, great. Thank you so much. Operator That concludes today's Q&A portion. I will now turn it over to LIN Media's President and CEO for closing remarks. Vince Sadusky - LIN Media LLC - President, CEO All right, well, thank you very much for your interest in LIN. We look forward to updating you throughout the rest of the year. Operator And that does conclude today's conference. Thank you for your participation and have a great day. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5347672-2014-04-29T15:40:39.510 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2014 / 8:00PM, LIN - Q1 2014 LIN Media LLC Earnings Conference Call

Forward Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto (the “Merger”), Media General, Media General Holdings and LIN Media intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Media General Holdings that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 14, 2014, for its 2014 annual meeting of shareholders. Information about LIN Media’s directors and executive officers is available in LIN TV Corp.’s definitive proxy statement, dated April 7, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Media General Holdings will file with the SEC when it becomes available.